[Letterhead of McKee Nelson LLP]

March 21, 2006

Mr. Max A. Webb
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HSI Asset Securitization Corporation
Registration Statement on Form S-3
Filed February 6, 2006
File No. 333-131607 (the “Registration Statement”)

Mr. Webb:

Thank you for your most recent comments dated March 17, 2006 on the Registration Statement of HSI Asset Securitization Corporation (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company. In some cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

Prospectus Supplements

Conveyance of Subsequent Mortgage Loans, page S-35

1.
We note your response to comment 8 of our letter dated March 3, 2006 and reissue in part. Please provide a bracketed placeholder to show that you will disclose the percentage of the asset pool and any class or series of the asset-backed securities represented by the prefunding account. Refer to Item 1111(g)(4) of Regulation AB.

We have provided the bracketed placeholder in both forms of prospectus supplement.

Mr. Max A. Webb
March 21, 2006

Base Prospectus

Derivatives, page 90

2.
We note your response to comment 19 of our letter dated March 3, 2006 that you contemplate swaps other than interest or currency swaps. Please tell us how these additional derivative arrangements would meet the definition of an asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB. We suggest that you delete all references to “credit default swaps.”

We understand and acknowledge that the definition of asset-backed security in Item 1101 of Regulation AB does not contemplate derivative instruments designed to achieve a synthetic exposure to an asset that is not part of the asset pool, such as a reference pool of assets or an equity or commodity or other index, such that the payments on the asset-backed securities comprise or include payments based primarily on the performance of such a reference pool or external index. The disclosure referenced above with respect to credit default swaps is intended to describe only the type of instrument specifically cited by the Securities and Exchange Commission (the “Commission”) in SEC Release No. 33-8518 as permitted under the new definition of asset-backed security. In footnote 68 of SEC Release No. 33-8518, the Commission stated:

As [an] example of a swap or other derivative permissible in an ABS transaction, a credit derivative such as a credit default swap could be used to provide viable credit enhancement for asset-backed securities. For example, a credit default swap may be used to reference assets actually in the asset pool, which would be analogous to buying protection against losses on those pool assets. The issuing entity would pay premiums to the counterparty (as opposed to the counterparty paying the premiums to the issuing entity). If a credit event occurred with respect to a referenced pool asset, the counterparty would be required to make settlement payments regarding the pool asset or purchase the asset to provide recovery against losses.

The referenced disclosure does not contemplate credit default swaps of a type other than that described in footnote 68 of SEC Release No. 33-8518.

Mr. Max A. Webb
March 21, 2006

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4125.

Very truly yours,

/s/ Peter C. Morreale

Peter C. Morreale

Enclosures

cc:	John Stickel
Jon Voigtman
Susan Helfrick